Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 24, 2012

John Dana Brown
United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

RE:           Giggles N' Hugs, Inc. - Counsel
File No. 000-53948

Mr. Brown,

Please be advised that Stoecklein Law Group, LLP is no longer acting as legal counsel for Giggles N' Hugs, Inc.

Their new counsel is copied on this notice.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:           Joey Paris, Giggles N Hug’s, Inc. (via email – joey@gigglesnhugs.com)
Faryan Andrew Afifi, Afifi Law Group (via email – faryan@afifilaw.com)